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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meridien Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street, Suite #524
(No. and Street)

Providence	**RI**	**02903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Windy Fino **(401) 272-4700**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Assurance Dimesnions, Inc.
(Name - if individual, state last, first, middle name)

5489 Wiles Road, Unit 303	**Coconut Creek**	**FL**	**33073**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Windy Fino, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Meridien Financial Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Windy Fino
Signature

President
Title

Subscribed and sworn to before me this 27 day of February 2019

Michelle M. Noon
Notary Public

Michelle M. Noon
Notary Public
State of Rhode Island
My Commission Expires 4/7/2019

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of **Meridien Financial Group, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridien Financial Group, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Meridien Financial Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Meridien Financial Group, Inc.'s management. Our responsibility is to express an opinion on Meridien Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Meridien Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements and Schedule III, Information Relation to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Meridien Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Meridien Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements and Schedule III, Information Relation to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Meridien Financial Group, Inc.'s auditor since October 2018.
Coconut Creek, Florida
February 27, 2019

MERIDIEN FINANCIAL GROUP, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets:	
Cash	$ 76,563
Commissions receivable	694
Prepaid expenses	772
Deferred tax asset (net of reserve $28,000)	23,800
Total Current Assets	101,829
TOTAL	$ 101,829

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 34,418
Commissions payable	417
Income taxes payable	475
Total Current Liabilities	35,310
Total Liabilities	35,310
STOCKHOLDER'S EQUITY	
Common stock, no par value, authorized 400 shares issued 374 shares	20,125
Additional paid-in-capital	180,000
Deficit	(133,606)
Total Stockholder's Equity	66,519
TOTAL	$ 101,829

The accompanying notes are an integral part of this financial statement

MERIDIEN FINANCIAL GROUP, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	$ 868,404
EXPENSES	
Compensation costs	541,729
Administrative services - affiliate	191,682
Office supplies and expense	80,330
Rent	43,095
Professional fees	22,825
Travel and entertainment	19,035
Telephone	7,287
Postage and printing	9,389
Depreciation	3,058
Dues, subscriptions and licenses	20,529
Insurance	20,830
Continuing education	3,762
Contributions	2,800
Total expenses	966,351
Operating loss	(97,947)
OTHER INCOME	
Other income	8,000
Interest income	11
Total other income	8,011
Loss before income taxes	(89,936)
INCOME TAX BENEFIT	1,575
NET LOSS	$ (88,361)

The accompanying notes are an integral part of this financial statement

MERIDIEN FINANCIAL GROUP, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Net Income	Total Stockholder's Equity
Balance at January 1, 2018	$ 20,125	$ 173,000	$ (45,245)	$ 147,880
Capital contribution		7,000		7,000
Net loss			(88,361)	(88,361)
Balance at December 31, 2018	$ 20,125	$ 180,000	$ (133,606)	$ 66,519

The accompanying notes are an integral part of this financial statement

MERIDIEN FINANCIAL GROUP, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities	
Net Loss	$ (88,361)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,058
Deferred taxes	(2,000)
Changes in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	32,529
Prepaid expenses	(77)
Increase (decrease) in:	
Accounts payable	(10,160)
Commissions payable	(19,583)
Net Cash Used for Operating Activities	(84,594)
Cash Flows from Investing Activities	
Purchase of property and equipment	8,500
Sale of property and equipment	(5,010)
Net Cash Provided by Investing Activities	3,490
Cash Flows from Financing Activities	
Shareholder Contributions	7,000
Net Cash Provided by Financing Activities	7,000
Net Decrease in Cash	(74,104)
Cash, beginning of year	150,667
Cash, end of year	$ 76,563

The accompanying notes are an integral part of this financial statement

MERIDIEN FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) was formed as a "C" Corporation on March 24, 1981 in Rhode Island as Lauderdale Investment Company. It was approved as a broker/dealer by the Securities and Exchange Commission on May 15, 1981, pending acceptance of membership by a Self-Regulatory Organization. On October 5, 1981, it was approved for membership by the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority "FINRA") to conduct operations as an approved broker dealer. On January 19, 2001, the Company changed its name to Meridien Financial Group, Inc.

During this period, the Company conducted business as a limited disclosure broker dealer, and on January 5, 1999, the Company executed a membership agreement with FINRA under which the Company is approved to conduct business under SEC Rule 240.15c3-3(k)(1). On December 21, 2018, the Company initiated a bulk transfer of all of its customer accounts to Pensionmark Securities, LLC.

In 2018, the Company earned revenue from the sale of variable products and shares in registered investment companies. The Company estimates that approximately 65% of its revenues are earned in the State of Rhode Island and the balance in the State of Massachusetts.

A Summary of the Company's significant accounting policies follows:

Commissions receivable: On a periodic basis, management evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write offs and collections and current credit conditions. The Company has deemed an allowance for such loss is unnecessary, since historically these losses have been minimal and immaterial.

Revenue recognition: Commission revenue is earned from the sale of mutual funds, variable life insurance, and variable annuities to customers via application-way basis. Commission revenue and related expenses are recorded on the date of the transaction.

On January 1, 2018, the Company adopted the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaces most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year, making it effective for annual reporting periods beginning after December 15, 2017.

The Company has analyzed the guidance in this new standard and has determined there was no material change in the manner the Company recognizes revenue. The majority of revenue arrangements generally consist of a performance obligation to promote and sell mutual funds for American Funds in return for compensation. Based on the Company's evaluation process and review of contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with the Company's revenue recognition policy under previous guidance. The Company adopted the new standard effective January 1, 2018, using the modified retrospective approach.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

All revenues of the Company are recorded in accordance with ASC 606, which is recognized when (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time. The Company has contracts with selling agents to sell mutual funds variable life insurance and variable annuities. The fees can vary based upon the percentage in the contracts and the products sold in any given month. Therefore all fees are considered variable but are assigned to the one performance obligation. Fees are collected monthly.

Property and equipment: Depreciation is computed using straight-line methods for financial reporting purposes and is based on estimates of useful lives, ranging from 3 to 10 years. The Company recorded depreciation expense of $3,058 for the year ended December 31, 2018. In December of 2018, the Company sold all of its property and equipment for proceeds of $8,500 to Meridien Benefits, Inc, an affiliated company through common ownership. No gain or loss was recorded on the sale as the assets were sold at net book value.

Use of estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates by management consist of depreciation and deferred taxes. Actual results could differ from those estimates.

Fair value measurements
Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value. The Company's financial instruments, including commissions receivable, prepaid expenses, other assets, accounts payable and commissions payable, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Deferred taxes: Deferred taxes for the Company are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to depreciation and operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income taxes: The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions. The open tax years are 2016-2018.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit losses (Topic 326)* ("ASU 2016-13"), which requires the immediate recognition of management's estimates of current expected credit losses. ASU 2016-13 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2019. Early adoption is permitted after fiscal years beginning December 15, 2018. The Company is currently evaluating the potential impact of adopting this guidance on our financial statements.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurements (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement*. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Financial Statements.

The Company does not believe that the adoption of any other recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. At December 31, 2018, the balance did not exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2018 consisted of the following:

	2018
Administrative services	$ 191,682
Rent	58,500
Software	5,000
Postage	3,930
Lease expense	5,265
	$ 264,377

In addition, the Company paid commissions of $186,098 to the shareholders of the Company, as Registered Representatives during 2018. At December 31, 2018, there were no commissions due to the shareholders of the Company.

On December 7, 2018, the Company entered into an expense sharing agreement with a related entity, which covers all operating expenses, except direct expenses that are required to be paid by the broker-dealer. Total expenses for the year ended December 31, 2018 were $260,565.

Note 4. INCOME TAXES (BENEFIT)

The components of the income tax benefit (provision) for the year ended December 31, 2018 are as follows:

	2018
Current	
State	$ (425)
Deferred	
Federal	28,459
State	1,541
Less valuation allowance	(28,000)
	$ 1,575

The Company has reserved a portion of the deferred tax asset due to management's determination that it is highly unlikely that the Company will generate enough taxable income in the future to realize the tax benefits of the entire deferred tax amount.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended December 31, 2018:

Federal tax rate	(21%)
State tax rate	(7%)
Change in valuation allowance	54%
Effective tax rate	26%

Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2018 are as follows:

	2018
Deferred tax assets	
Federal NOL's	$ 43,300
State NOL's	8,500
Net Deferred tax assets	51,800
Less valuation allowance	(28,000)
	$ 23,800

Unused net operating losses available to the Company as a reduction of future taxable income and tax liabilities are approximately $200,000 at December 31, 2018. These unused net operating losses are available through 2037.

At December 31, 2018 the Company had approximately $200,000 in net operating loss carry forwards available to offset future taxable income. These losses, if unused, will expire through tax years ending December 31, 2038. The availability and use of these losses is limited due to a change in operations in accordance with IRC Section 382. As of December 31, 2018, tax years ending December 31, 2015, 2016 and 2017 were still open for examination under the statute of limitations.

The tax information as of and for the year ended December 31, 2018, is based on management's preliminary tax analysis prior to completion of the 2018 income tax return.

Note 5. STOCKHOLDER'S EQUITY

On January 31, 2018, the shares of a 50% shareholder were transferred to the other 50% shareholder. The Company now has one shareholder who owns 100% of the outstanding common stock.

Note 6. COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies at December 31, 2018.

Note 7. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $41,947, which was $36,947 in excess of its required net capital of $5,000. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was .84 to 1.

Note 8. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filings as of December 31, 2018.

Note 9. LEGAL MATTERS

In late September 2017, a dispute arose between the Company's two 50% stockholders that resulted in a stockholder deadlock. The stockholders petitioned the Rhode Island Superior Court for the appointment of a Special Master to ensure the continued successful operation of the Company while the parties resolved their dispute. Generally speaking, the court-appointed Special Master, Joseph M. DiOrio, Esq., was empowered to oversee the Company's day-to-day business operations, while the Company maintained responsibility for its continued compliance with all applicable laws, rules, and regulations governing the Company's business. In January 2018, the Company's stockholders resolved their dispute, following which they petitioned the Superior Court to terminate the Special Mastership. On February 6, 2018, the Superior Court entered an order terminating the Special Mastership.

Note 10. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 27, 2019, the date the financial statements were issued. Based on the evaluation, no adjustments were required to the financial statements as of December 31, 2018.